UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Emergent Capital, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

29102N105
(CUSIP Number)

Devlin H. Dwyer, Esq. Brodnan Dwyer, LLC 999 Peachtree Street, Suite 1120 Atlanta, GA 30309 (404) 389-9043
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 28, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29102N105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Opal Sheppard Opportunities Fund I LP 82-1502436
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
11,400,000*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
11,400,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,400,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2%†
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*Includes 1,400,000 shares issuable upon the exercise of warrants.

†Based on 158,125,928 shares of common stock of the Issuer outstanding as of November 15, 2018.

CUSIP No.	29102N105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
OSO Management LLC 82-2418729
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
11,400,000*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
11,400,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,400,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2%†
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*Includes 1,400,000 shares issuable upon the exercise of warrants.

†Based on 158,125,928 shares of common stock of the Issuer outstanding as of November 15, 2018.

CUSIP No.	29102N105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Opal Capital Partners, LP 90-0837965
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
510,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
510,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
510,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%†
14	TYPE OF REPORTING PERSON (See Instructions)
PN

†Based on 158,125,928 shares of common stock of the Issuer outstanding as of November 15, 2018.

CUSIP No.	29102N105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Opal Advisors, LLC 45-5009963
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
510,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
510,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
510,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%†
14	TYPE OF REPORTING PERSON (See Instructions)
PN

†Based on 158,125,928 shares of common stock of the Issuer outstanding as of November 15, 2018.

CUSIP No.	29102N105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
P. James Hua
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,910,000*
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
11,910,000*
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,910,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%†
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*Includes 1,400,000 shares issuable upon the exercise of warrants.

†Based on 158,125,928 shares of common stock of the Issuer outstanding as of November 15, 2018.

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2017 with respect to the common stock (the “Securities”) of Emergent Capital, Inc., a Florida corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D. This Amendment amends Items 2, 4, 5, and 7.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The address of the principal place of business for Opal, Opal Advisors and Hua is 500 108th Ave NE, Floor 11, Bellevue, WA 98004.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

In December 2018, the Issuer authorized the sale and issuance to certain investors of up to $8.5 million principal amount of its Senior Secured Notes to be issued pursuant to the Amended and Restated Indenture, dated as of July 28, 2017 (the “Senior Secured Indenture”) between the Issuer and Wilmington Trust, National Association, as Indenture Trustee, as amended by the First Supplemental Indenture dated as of January 10, 2018 and the Second Supplemental Indenture dated as of December 10, 2018. A copy of the Senior Secured Indenture was filed with the SEC on August 1, 2017 as Exhibit 4.4 to the Issuer’s Current Report on Form 8-K and is incorporated herein by reference.

On December 28, 2018, OSO subscribed to purchase a principal amount of $667,000 of newly-issued Senior Secured Notes for a purchase price of $500,250. A copy of the form of subscription agreement was filed with the SEC on January 3, 2019 as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K and is incorporated herein by reference.

On December 31, 2018, the Issuer issued such notes and Opal acquired notes in a principal amount of $667,000. Together with the Senior Secured Notes previously acquired by the Reporting Persons on July 28, 2017 , in the principal amount of $3,500,000, the Reporting Persons now own Senior Secured Notes in an aggregate principal amount of $4,167,000.

A copy of the First Supplemental Indenture was filed with the SEC on August 20, 2018 as Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 and is incorporated herein by reference. A copy of the Second Supplemental Indenture was filed with the SEC on December 14, 2018 as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K and is incorporated herein by reference. For a more detailed discussion of the issuance and sale of Senior Secured Notes by the Issuer on December 31, 2018, see the Issuer’s Current Report on Form 8-K filed with the SEC on January 3, 2019.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On August 17, 2017, Opal purchased an additional 135,000 shares of Common Stock. Accordingly, as of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 11,910,000 shares of Common Stock (including shares subject to warrants), representing 7.5% of the issued and outstanding shares of Common Stock based on 158,125,928 shares of Common Stock outstanding as of November 15, 2018.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 10.26	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on January 3, 2019)
Exhibit 10.27	Amended and Restated Indenture, dated as of July 28, 2017, between the Issuer and the Trustee (incorporated by reference to Exhibit 4.4 of the Issuer’s Current Report on Form 8-K filed with the SEC on August 1, 2017)
Exhibit 10.28	First Supplemental Indenture, dated as of January 10, 2018 between the Issuer and the Trustee (incorporated by reference to Exhibit 4.1 of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 filed with the SEC on August 20, 2018)
Exhibit 10.29	Second Supplemental Indenture, dated as of January 10, 2018, between the Issuer and the Trustee (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 14, 2018)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2019

Opal Sheppard Opportunities Fund I LP

By: OSO Management LLC, its general partner

By:     /s/ P. James Hua

Name: P. James Hua

Title: Manager

OSO Management LLC

By:     /s/ P. James Hua

Name: P. James Hua

Title: Manager

Opal Capital Partners, LP

By: Opal Advisors, LLC, its general partner

By:     /s/ P. James Hua

Name: P. James Hua

Title: Manager

Opal Advisors, LLC

By:     /s/ P. James Hua

Name: P. James Hua

Title: Managing Member

P. James Hua

/s/ P. James Hua